

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 23, 2016

<u>Via E-Mail</u>
Harold L. Covert
Chief Financial Officer
Harmonic Inc.
4300 North First Street
San Jose, CA 95134

> **Re: Harmonic Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 24, 2016**
> **File No. 0-25826**

Dear Mr. Covert:

We refer you to our comment letter dated October 21, 2016 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
Assistant Director